Exhibit 99.2

                      SINOVAC BIOTECH CO., LTD.
                      (A Company Incorporated in China)


                      Financial Statements
                      (Expressed in U.S. Dollars)

                      June 30, 2003, December 31, 2002 and 2001









                      Index
                      -----
                      Report of Independent Accountants

                      Balance Sheets

                      Statements of Stockholders' Equity

                      Statement of Operations

                      Statements of Cash Flows

                      Notes to Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.
--------------------------------
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------



REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Stockholders of

SINOVAC BIOTECH CO., LTD.

We have audited the balance sheets of Sinovac Biotech Co., Ltd. ("the Company") as at June 30, 2003, December 31, 2002 and 2001, and the related statements of stockholders' equity, operations and cash flows for the six months ended June 30, 2003, year ended December 31, 2002 and period from April 28, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003, December 31, 2002 and 2001 and the results of its operations and its cash flows for the six months ended June 30, 2003, year ended December 31, 2002 and period from April 28, 2001 to December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.






Vancouver, Canada                             "MOORE STEPHENS ELLIS FOSTER LTD."
August 6, 2003                                       Chartered Accountants





--------------------------------------------------------------------------------
MS An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

SINOVAC BIOTECH CO., LTD.

Balance Sheets
(Expressed in U.S. Dollars)
=======================================================================================================
                                                        June 30         December 31         December 31
                                                           2003                2002                2001
-------------------------------------------------------------------------------------------------------

ASSETS

Current
  Cash and cash equivalents                    $        730,150    $        312,594    $      1,990,227
  Restricted cash                                             -                   -             128,790
  Accounts receivable - net                           1,020,096             469,179               7,579
  Inventories                                         1,552,210           1,355,049             125,909
  Prepaid expenses and deposits                          12,990               6,722               5,537
--------------------------------------------------------------------------------------------------------

Total current assets                                  3,315,446           2,143,544           2,258,042

Property, plant and equipment                         7,706,783           7,600,755           5,652,735

Due from related parties                                677,487             982,175           1,199,687

Licenses and permits                                  2,578,345           2,321,535           1,941,879
--------------------------------------------------------------------------------------------------------

Total assets                                   $     14,278,061    $     13,048,009    $     11,052,343
========================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

Current
  Loans payable                                $        872,282    $      2,074,070    $      1,570,048
  Accounts payable and accrued liabilities            1,760,714           1,944,596           1,050,503
  Due to related parties                              1,246,344           1,232,454           1,521,468
  Deferred research grants                              121,850                   -                   -
--------------------------------------------------------------------------------------------------------

Total current liabilities                             4,001,190           5,251,120           4,142,019
--------------------------------------------------------------------------------------------------------

Commitment (Note 12)

STOCKHOLDERS' EQUITY

Paid-in capital                                      11,075,201           8,466,505           8,007,871

Subscription receivable                                       -                   -          (1,020,139)

Accumulated deficit                                    (798,330)           (669,616)            (77,408)
--------------------------------------------------------------------------------------------------------

Total stockholders' equity                           10,276,871           7,796,889           6,910,324
--------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity     $     14,278,061    $     13,048,009    $     11,052,343
========================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH CO., LTD.

Statements of Stockholders' Equity
(Expressed in U.S. Dollars)
============================================================================================================================
                                                                                                                       Total
                                                         Paid-in             Deficit        Subscription       stockholders'
                                                         capital         accumulated          receivable              equity
----------------------------------------------------------------------------------------------------------------------------

Contribution in cash for shares                 $      8,212,560    $              -    $     (1,020,139)   $      7,192,421

Contribution of drug license for shares at
  transferor's cost (Note 7c)                          1,941,879                                                   1,941,879

Excess of transfer price of land-use rights
 over transferor's cost (Note 10c)                    (2,146,568)                                                 (2,146,568)

Comprehensive income (loss)
- Net (loss) for the period                                    -             (77,408)                  -             (77,408)
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001                             8,007,871             (77,408)         (1,020,139)          6,910,324
============================================================================================================================

Contribution of drug license for shares at
  transferor's cost (Note 7b)                            458,634                   -                   -             458,634

Subscription receivable received                               -                   -           1,020,139           1,020,139

Comprehensive income (loss)
- Net (loss) for the year                                      -            (592,208)                  -            (592,208)
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002                             8,466,505            (669,616)                  -           7,796,889
============================================================================================================================

Debt exchange for shares (Note 10d)                    2,608,696                   -                   -           2,608,696

Comprehensive income (loss)
- Net (loss) for the period                                    -            (128,714)                  -            (128,714)
----------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2003                          $     11,075,201    $       (798,330)   $              -    $     10,276,871
============================================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH CO., LTD.

Statements of Operations
(Expressed in U.S. Dollars)
==========================================================================================================
                                                        Six months                          April 28, 2001
                                                             Ended          Year Ended      (inception) to
                                                           June 30         December 31         December 31
                                                              2003                2002                2001
----------------------------------------------------------------------------------------------------------

Sales                                             $      1,090,856    $        649,319    $              -

Cost of sales                                              357,386             251,711                   -
-----------------------------------------------------------------------------------------------------------

Gross profit                                               733,470             397,608                   -
-----------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses               615,615             792,078             124,344

Research and development expenses                           18,099              24,535                   -

Interest and financing expenses                            118,690              81,009                   -

Depreciation of property, plant and equipment
  and amortization of licenses and permits                 132,994             143,337               9,917
-----------------------------------------------------------------------------------------------------------

                                                           885,398           1,040,959             134,261
-----------------------------------------------------------------------------------------------------------

Operating loss                                            (151,928)           (643,351)           (134,261)

Interest income                                             23,214              51,143              56,853
-----------------------------------------------------------------------------------------------------------

Net (loss) for the period                         $       (128,714)   $       (592,208)   $        (77,408)
===========================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH CO., LTD.

Statements of Cash Flows
(Expressed in U.S. Dollars)
==============================================================================================================
                                                            Six months                          April 28, 2001
                                                                 Ended          Year Ended      (inception) to
                                                               June 30         December 31         December 31
                                                                  2003                2002                2001
--------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  operating activities
  Net (loss) for the period                           $       (128,714)   $       (592,208)   $        (77,408)
  Adjustments for item not involving cash:
  - depreciation of property, plant and equipment
     and amortization of licenses and permits                  328,786             337,099               9,917
--------------------------------------------------------------------------------------------------------------

                                                               200,072            (255,109)            (67,491)
  Change in non-cash working capital items:
  - accounts receivable                                       (550,917)           (461,600)             (7,579)
  - inventories                                               (197,161)         (1,229,140)           (125,909)
  - prepaid expenses and deposits                               (6,268)             (1,185)             (5,537)
  - accounts payable and accrued liabilities                  (183,882)            894,093           1,050,503
  - research grants                                            121,850                   -                   -
--------------------------------------------------------------------------------------------------------------

                                                              (616,306)         (1,052,941)            843,987
--------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  financing activities
  Loans proceeds                                             1,406,908             504,022           1,570,048
  Proceeds from paid-in capital                                      -           1,020,139           7,192,421
  Advances from (to) related parties                           318,578             (71,502)            321,781
--------------------------------------------------------------------------------------------------------------

                                                             1,725,486           1,452,659           9,084,250
--------------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  investing activities
  Restricted cash                                                    -             128,790            (128,790)
  Acquisition of property, plant and equipment                (337,720)         (2,188,025)         (7,809,220)
  Acquisition of drug licenses                                (353,904)            (18,116)                  -
--------------------------------------------------------------------------------------------------------------

                                                              (691,624)         (2,077,351)         (7,938,010)
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
 and cash equivalents                                          417,556          (1,677,633)          1,990,227

Cash and cash equivalents,
 beginning of period                                           312,594           1,990,227                   -
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
 end of period                                        $        730,150    $        312,594    $      1,990,227
==============================================================================================================

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

1.   Nature of Business
-----------------------

     The Company was incorporated under the laws of China on April 28, 2001. It is in the business of research and development, production and sales of pharmaceutical products in China.

2.   Currency of Presentation
-----------------------------

     These financial statements have been prepared in Renminbi ("RMB"), which is the currency of the Company's functional and reporting currency. US dollars equivalent figures presented in these financial statements are determined by translating the amounts at the exchange rate of US$1 = RMB8.28 for the convenience of the readers.

3.   Significant Accounting Policies
------------------------------------

     (a)  Principles of Accounting

          These financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States of America.

     (b)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents

          Cash equivalents usually consist of highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased. As at June 30, 2003, December 31, 2002 and 2001, cash and cash equivalents consist of cash only.

     (d)  Restricted Cash

          Restricted cash is cash held as collateral for letters of credit and is classified based on the expected expiration of such facilities.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

3.   Significant Accounting Policies (continued)
------------------------------------

     (e)  Inventories

          Inventories are stated at the lower of cost or market with cost generally determined on a first-in, first-out basis. Cost includes direct material, direct labour and overheads.

     (f)  Property, plant and Equipment

          Property, plant and equipment are recorded at cost, including capitalized interest and internal engineering costs. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as follows:

          Land-use rights                               49 years
          Plant and building                            30 years
          Machinery and equipment                       8 - 10 years
          Motor vehicles                                5 years
          Office equipment and furniture                5 years
          Leasehold improvements                        Term of lease (5years)

          Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144. This statement retains the requirements of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to recognize impairments on Property, Plant and Equipment, but removes goodwill from its scope. The adoption of SFAS No. 144 did not have a material impact on the Company's financial statements.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

3.   Significant Accounting Policies (continued)
------------------------------------

     (g)  Licenses and Permits

          Licenses and permits, in relation to the production and sales of pharmaceutical products in China, are amortized on a straight-line basis over their useful lives of ten (10) years.

          Licenses and permits are evaluated for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

     (h)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     (i)  Revenue Recognition

          Sales revenue is recognized upon the delivery of goods to customers.

     (j)  Advertising Expenses

          Advertising costs are expensed as incurred and included in selling expenses. Approximated advertising costs are $108,933, $154,591 and $24,802 for the six months ended June 30, 2003, year ended December 31, 2002 and period from April 28, 2001 (inception) to December 31, 2001, respectively.

     (k)  Research and Development

          Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's statements of operations.

          Research  grants are taken into income as a reduction  of research and
          development   expenses  when  conditions  imposed  by  the  government
          authorities are fulfilled.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

3.   Significant Accounting Policies (continued)
------------------------------------

     (l)  Foreign Currency Transactions

          The Company's functional currency is Renminbi. The Company translates foreign currency transactions into its functional currency in the following manner:

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, foreign currency monetary assets, and liabilities are re-evaluated into the functional currency by using the exchange rate in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in operations.

     (m)  Stock-based Compensation

          The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. The Company did not incur any stock-based compensation for the period from April 28, 2001 (inception) to June 30, 2003.

     (n)  Comprehensive Income

          The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

     (o)  Earnings Per Share

          Earnings per share number is not presented as the Company is a private corporation.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

3.   Significant Accounting Policies (continued)
------------------------------------

     (p)  Financial Instruments and Concentration of Credit Risks

          Fair value of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

          The carrying value of cash and cash equivalents, accounts receivable, loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

          The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the balance sheet. The Company places its cash in high credit quality financial institutions. The Company's customers are primarily pharmaceutical and biotechnology companies. One customer accounted for 16.45% of total sales for the six months ended June 30, 2003 and two customers accounted for 41.42% of total sales for the year ended December 31, 2002. Concentration of credit risks with respect to trade receivables are limited to a degree due to the Company's large number of diverse customers in different locations in China. Ongoing credit evaluations of customers' financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risks.

     (q)  Accounting for Derivative Instruments and Hedging Activities

          The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

          The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

3.   Significant Accounting Policies (continued)
------------------------------------

     (r)  New Accounting Pronouncements

          In December  2002,  the  Financial  Accounting  Standard  Board issued
          Statement of Financial Accounting Standard No. 148 (SFAS 148), Accounting for Stock-based Compensation - Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-based Compensation, to provide alternative methods for voluntary transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS 148 does not have an impact on the Company's financial statements.

          In November 2002, the Financial Accounting Standard Board issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 does not have impact on the Company's financial statements.

          In January 2003, the Financial Accounting Standard Board issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No.
          51. This interpretation addressed the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interest. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for VIEs in existence prior to January 31, 2003, outlines consolidation requirements for VIEs created after January 31, 2003. The company has reviewed its major commercial relationship and its overall economic interests with other companies consisting of related parties, manufacture vendors, loan creditors and other suppliers to determine the extent of its variable economic interest in these parties. The review has not resulted in a determination that the Company would be judged to be the primary economic beneficiary in any material relationships, or that any material entities would be judged to be Variable Interest Entities of the Company.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

3.   Significant Accounting Policies (continued)
------------------------------------

     (r)  New Accounting Pronouncements (continued)

          In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 addresses certain accounting issues related to hedging activity and derivative instruments embedded in other contracts. In general, the amendments require contracts with comparable characteristics to be accounted for similarly. In addition, SFAS No. 149 provides guidance as to when a financing component of a derivative must be given special reporting treatment in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's financial statements.

          In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. We do not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have any effect on our financial position or results of operations.

4.   Accounts Receivable
------------------------

                                                  June 30         December 31         December 31
                                                     2003                2002                2001
     --------------------------------------------------------------------------------------------

     Trade receivables                   $      1,034,909    $        449,676    $              -
     Allowance for doubtful accounts              (43,478)                  -                   -
     --------------------------------------------------------------------------------------------

                                                  991,431             449,676                   -

     Other receivables                             28,665              19,503               7,579
     --------------------------------------------------------------------------------------------

                                         $      1,020,096    $        469,179    $          7,579
     ============================================================================================

5.   Inventories
----------------

                                                  June 30         December 31         December 31
                                                     2003                2002                2001
     --------------------------------------------------------------------------------------------

     Raw materials                       $        262,228    $        260,377    $        125,909
     Finished goods                             1,064,552             972,218                   -
     Work in progress                             225,430             122,454                   -
     --------------------------------------------------------------------------------------------

                                         $      1,552,210    $      1,355,049    $        125,909
     ============================================================================================

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

6.   Property, Plant and Equipment
----------------------------------

                                                                           June 30, 2003
                                                      --------------------------------------------------------
                                                                  Cost         Accumulated            Net book
                                                                              Amortization               Value
     ---------------------------------------------------------------------------------------------------------

     Land-use rights                                  $        365,510    $         16,162    $        349,348
     Plant and building                                      4,191,009             124,350           4,066,659
     Machinery and equipment                                 3,166,155             273,048           2,893,107
     Motor vehicles                                            150,618              31,799             118,819
     Office equipment and furniture                            163,115              36,255             126,860
     Leasehold improvements                                    151,990                   -             151,990
     ---------------------------------------------------------------------------------------------------------

                                                      $      8,188,397    $        481,614    $      7,706,783
     =========================================================================================================


                                                                         December 31, 2002
                                                      --------------------------------------------------------
                                                                  Cost         Accumulated            Net book
                                                                              Amortization               Value
     ---------------------------------------------------------------------------------------------------------

     Land-use rights                                  $        365,510    $         12,433    $        353,077
     Plant and building                                      4,191,009              60,612           4,130,397
     Machinery and equipment                                 3,022,536             135,806           2,886,730
     Motor vehicles                                            112,066              19,400              92,666
     Office equipment and furniture                            159,556              21,671             137,885
     ---------------------------------------------------------------------------------------------------------
                                                      $      7,850,677    $        249,922    $      7,600,755
     =========================================================================================================


                                                                         December 31, 2001
                                                      --------------------------------------------------------
                                                                  Cost         Accumulated            Net book
                                                                              Amortization               Value
     ---------------------------------------------------------------------------------------------------------

     Land-use rights                                  $        365,510    $          4,973    $        360,537
     Plant and building, construction in progress            3,200,585                   -           3,200,585
     Machinery and equipment                                 1,930,280                   -           1,930,280
     Motor vehicles                                             73,810               3,321              70,489
     Office equipment and furniture                             92,467               1,623              90,844
     ---------------------------------------------------------------------------------------------------------
                                                      $      5,662,652    $          9,917    $      5,652,735
     =========================================================================================================

     Depreciation for the six months ended June 30, 2003, year ended December 31, 2002 and period from April 28, 2001 (inception) to December 31, 2001 are $231,692, $240,005 and $9,917 respectively.

     Machinery and equipment totalling $556,000 (RMB 4,600,000) are pledged as collateral for a bank loan (Note 8).

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

7.   Licenses and Permits
-------------------------

                                                 June 30         December 31         December 31
                                                    2003                2002                2001
     -------------------------------------------------------------------------------------------

     Inactive Hepatitis A               $      1,941,879    $      1,941,879    $      1,941,879
     Recombinant Hepatitis A&B                   476,750             476,750                   -
     Influenza Virus HA Vaccine                  353,904                   -                   -
     -------------------------------------------------------------------------------------------

                                               2,772,533           2,418,629           1,941,879
     Less: accumulated amortization             (194,188)            (97,094)                  -
     -------------------------------------------------------------------------------------------

                                        $      2,578,345    $      2,321,535    $      1,941,879
     ===========================================================================================

     (a) During the six months ended June 30, 2003, the Company acquired the Influenza Virus HA Vaccine drug license for $353,904 from a company called Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian") at the vendor's cost. Tangshan Yian owns an 18.75% interest in the Company. There are two common directors between the two companies. The Company is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of ten (10) years commencing with the production of the drug, which is expected to be in 2004.

     (b) During the year ended December 31, 2002, the Company acquired the Recombinant Hepatitis A&B drug license from a company called Beijing Keding Investment Co., Ltd. ("Beijing Keding") by issuing shares equal to a 10.71% interest in the Company and paying $18,116 (RMB150,000) in cash. Beijing Keding is owned by a director, president and three other senior officers of the Company. As at June 30, 2003, $10,523 remains unpaid and is recorded in due to related parties (see Note 10a). The Company is applying for a production permit for this pharmaceutical product. The cost of the license will be amortized based on an estimated useful life of ten (10) years commencing with the production of the drug, which is expected to be in 2004. The drug license was recorded at $476,750, which was the vendor's cost.

     (c) The Inactive Hepatitis A drug license was contributed by Tangshan Yian as its capital contribution. The drug license was recorded at $1,941,879, which was the transferor's cost.

          Amortization expenses for the licenses and permits for the six months ended June 30, 2003, year ended December 31, 2002 and period from April 28, 2001 (inception) to December 31, 2001 are $97,094, $97,094 and $nil, respectively.

          The estimated amortization expenses for each of the five succeeding fiscal years are as follows:

                    2004                               $236,000
                    2005                               $277,000
                    2006                               $277,000
                    2007                               $277,000
                    2008                               $277,000

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

7.   Licenses and Permits (continued)
-------------------------

     The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of licenses and permits, and other events.

8.   Loans Payable
------------------

                                                              June 30         December 31         December 31
                                                                 2003                2002                2001
     --------------------------------------------------------------------------------------------------------

     Bank loan: RMB8,000,000, bearing interest
     at 5.85% per annum and due on November
     12, 2002                                        $              -    $              -    $        966,183

     Bank loan: RMB 10,000,000, bearing
     interest at 5.04% per annum and due on
     May 21, 2003.                                                  -           1,207,730                   -

     Bank loan: RMB 5,000,000, bearing interest
     at 5.84% per annum and due on June 26,
     2004. The loan is secured by certain
     machinery and equipment.                                 603,865                   -                   -

     Loan payable to Beijing Xinfu Investment
     Co., Ltd. ("Beijing Xinfu"): RMB 5,000,000,
     bearing interest at 5.58% per annum and
     due on demand.  Beijing Xinfu is controlled
     by a director of the Company (Note 10d).                       -             603,865             603,865

     Employees loan: RMB 1,722,500 (2002 -
     RMB 1,673,300) bearing interest at 15%
     per annum and due on demand.                             208,031             202,089                   -

     Loan payable to Beijing PKU Weiming
     Biological Engineering Group ("Beijing
     Weiming"): RMB 500,000 bearing interest
     at 6.45% per annum and due on demand.
     Beijing Weiming owns 45.54% interest of
     the Company                                               60,386              60,386                   -
     --------------------------------------------------------------------------------------------------------

     Total                                           $        872,282    $      2,074,070    $      1,570,048
     ========================================================================================================

     The weighted average interest rate was 6.16%, 5.47% and 5.71% for the six months ended June 30, 2003, year ended December 31, 2002 and period from April 28, 2001 (inception) to December 31, 2001, respectively.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

9.   Income Taxes
-----------------

     The Company is subject to income taxes in China on its taxable income as reported in its statutory accounts at a tax rate in accordance with the relevant income tax laws applicable to sino-foreign investment enterprises. Pursuant to the same income tax laws, the Company is exempt from income tax for two years starting from its first profit-making year followed by a 15% corporation income tax rate for the next three years.

10.  Related Party Transactions
-------------------------------

     (a)  Due from and to related parties consist of the following:

                                                                  June 30         December 31         December 31
                                                                     2003                2002                2001
          -------------------------------------------------------------------------------------------------------
          Due from related parties, unsecured
          (Notes 7 & 8):

          o    Advances to Tangshan Yian, a
               shareholder, bearing interest at 5% per
               annum                                     $        677,487    $        982,175    $      1,193,918

          o    Due from Beijing Keding, a
               shareholder                                              -                   -               5,769
          -------------------------------------------------------------------------------------------------------

                                                         $        677,487    $        982,175    $      1,199,687
          =======================================================================================================

          Due to related parties, unsecured
          (Notes 7 & 8):

          o    Due to Beijing Weiming, a
               shareholder (Note 10c)                    $      1,191,569    $      1,191,569    $      1,509,662

          o    Due to Beijing Keding, a shareholder
               (Note 7b)                                           10,523              10,529                   -

          o     Due to Beijing Xinfu, a corporation
                controlled by a director of the
                Company                                            18,690              24,728               8,423

          o     Due to Shenzhen Biological
                Investment Co., Ltd. (Shenzhen
                Co."), a corporation controlled by a
                director of the Company                            17,553                   -                   -

          o     Due to a director                                   8,009               5,628               3,383
          -------------------------------------------------------------------------------------------------------

                                                         $      1,246,344    $      1,232,454    $      1,521,468
          =======================================================================================================

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

10. Related Party Transactions (continued)
------------------------------

     (b) The Company entered into the following transactions with related parties:

                                                               Six months                Year      April 28, 2001
                                                                    Ended               Ended      (inception) to
                                                                  June 30         December 31         December 31
                                                                     2003                2002                2001
          -------------------------------------------------------------------------------------------------------

          Purchased raw materials from
          Tangshan Yian                                  $              -    $        403,698    $              -

          Interest income earned on advances
          to Tangshan Yian                               $         22,386    $         44,063    $         56,853

          Rent paid to Beijing Weiming                   $              -    $          4,019    $         61,967

          Interest expenses:
          - Beijing Weiming                              $          1,930    $            363    $              -
          - Beijing Xinfu                                $         16,709    $         33,696    $          8,424
          - Shenzhen Co.                                 $         39,323    $              -    $              -
          -------------------------------------------------------------------------------------------------------

     (c) During the year 2001, the Company acquired certain land-use rights from Beijing Weiming, a 51% shareholder of the Company at the date of the transaction, for $2,415,459 (RMB 20,000,000). As at June 30, 2003,
          $1,191,569 remained unpaid and is included in due to related parties (see Note 10a). The land-use rights were recorded at $268,891, which was the vendor's cost and estimated fair market value. The excess of purchase price over the transfer cost was charged to paid-in capital.

     (d) On June 30, 2003, the Company completed two debt settlements, totalling $2,608,696, with corporations controlled by a director of the Company by issuing shares equal to approximately 16% interest in the Company.

     (e) Other related party transactions have been disclosed elsewhere in these financial statements.

11.  Segmented Information
--------------------------

     The Company's operates exclusively in the biotech sector. The Company's business is considered as operating in one segment based upon the Company's organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the Company's assets are located in China and all the revenues are generated in China.

SINOVAC BIOTECH CO., LTD.


Notes to Financial Statements
June 30, 2003, December 31, 2002 and 2001
(Expressed in U.S. Dollars)
================================================================================

12.  Commitment
---------------

     The Company has entered into an operating lease agreement with Tangshan Yian, with respect to a laboratory, for an annual lease of $176,400 (RMB 1,460,400). The lease starts on July 1, 2003 and has a term of five years.

13.  Non Cash Transactions
--------------------------

     (a) The Company acquired the Recombinant Hepatitis A & B drug licence by issuing shares (see Note 7b).

     (b) The Inactive Hepatitis A drug licence was transferred to the Company as the transferor's capital contribution (see Note 7c).

     (c) The Company issued shares for debt settlement in the amount of $2,608,696 (see Note 10d).